ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM
Chelsea M. Childs 1-857-204-6284 Chelsea.Childs@ropesgray.com

September 1, 2023

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re: Meketa Infrastructure Fund

Ladies and Gentlemen:

We are filing today via EDGAR an initial Registration Statement on Form N-2, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Meketa Infrastructure Fund, a Delaware statutory trust (the “Fund”). The Fund has filed via EDGAR a Notification of Registration on Form N-8A in conjunction with this filing.

No registration fees are required in connection with this filing. Please direct any questions or comments regarding this filing to me at (857) 204-6284. Thank you for your attention in this matter.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Michael Bell
Greg C. Davis, Esq.
Paulita A. Pike, Esq.